April 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Donald Field
Erin Jaskot

Re:	BurgerFi International, Inc.
Post-Effective Amendment No. 2 to Form S-1 on Form S-3
Filed January 4, 2022
File No. 333-255667
Registration Statement on Form S-3
Filed January 5, 2022
File No. 333-262008

Ladies and Gentlemen:

On behalf of BurgerFi International, Inc., a Delaware corporation (the “Company”), the following response is to the comment letters, dated January 12, 2022 (the “Comment Letter”), received by the Company on January 12, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Post-Effective Amendment No. 2 to Form S-1 on Form S-3, filed January 4, 2022 and Registration Statement on Form S-3, filed January 5, 2022. Concurrent with the filing of this response letter, the Company has filed Amendment No. 1 to Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (as amended, the “Post-Effective Amendment”) and Pre-Effective Amendment No. 1 to Form S-3 (as amended, the “Form S-3” and together with the Post-Effective Amendment, the “Registration Statements”).

For ease of reference, we have reproduced the text of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company

Post-Effective Amendment No. 2 to Form S-1 on Form S-3 and Registration Statement on Form S-3

1. We note that your annual report on Form 10-K for the fiscal year ended December 31, 2020 filed on April 29, 2021 does not appear to have been timely filed. In this regard, we note that the company relied upon Rule 12b-25(b) with respect to its annual report but the annual report was not actually filed within the prescribed time period permitted by the rule. Accordingly, it does not appear that you meet the eligibility requirements set forth in General Instruction I.A.3(b) of Form S-3. Please explain to us why you believe you are eligible to file on Form S-3 or amend your registration statement onto an appropriate form.

Company’s Response:

The Company acknowledges the Staff’s comments. Because the Company filed the Annual Report on Form 10-K for the fiscal year ended 2020 (the “2020 10-K”) on April 29, 2021 and the 2020 10-K was required to be filed by April 15, 2021 to be considered timely filed in reliance on Rule 12b-25, the 2020 Form 10-K was deemed late as of April 1, 2021. Under General Instruction I.A.3(b) of Form S-3 and the Commission’s Compliance and Disclosure Interpretations, Question 115.06, the Company would need to timely file all reports required to be filed pursuant to Section 13, 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, for a period of at least twelve full calendar months immediately preceding the filing of the Registration Statements, to be Form S-3 eligible. The Company advises the Staff that on April 1, 2022, the Company filed a Notification of Late Filing on Form 12b-25 in reliance upon Rule 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 10-K”) and on April 14, 2022, the Company filed the 2021 10-K, within the prescribed time period permitted by the rule. As a result, the 2021 10-K is considered timely filed under General Instruction I.A.3(b) of Form S-3. In addition, the Company has timely filed all other reports required to be filed during the twelve full months period preceding the date of filing the Registration Statements (other than a report that is required solely pursuant to Item 1.01, 1.02, 1.04, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K). As a result, the Company believes that as of the date of this response letter, it meets the eligibility requirements set forth in General Instruction I.A.3(b) of Form S-3 because it has timely filed all reports required to be filed during such twelve calendar month period. Accordingly, the Company has filed the Registration Statements to update the disclosure for information as of December 31, 2021 and specifically incorporated by reference the 2021 10-K into the Registration Statements.

We appreciate your attention to this matter. If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (954) 618-2040.

Sincerely,

BurgerFi International, Inc.

By:	/s/ Stefan Schnopp
Name:	Stefan Schnopp
Title:	Chief Legal Officer

cc:	Bradley Houser, Esq., Holland & Knight LLP
Shane Segarra, Esq., Holland & Knight LLP

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